Exhibit 77(i)

Terms of New or Amended Securities

At the December 16, 2009 Board Meeting, the Board of Trustees of ING Money Market Portfolio approved distribution fee waiver for Class S shares. The Distribution Fee Waiver Letter (the “Letter”) provides that a portion of the distribution fees payable to ING Funds Distribution, LLC with respect to the Class S shares are waived in an amount equal to 0.10% per annum. The Letter is effective from February 1, 2010 through May 1, 2011.